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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

     (Mark One)
/X/  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 2001

                                       OR

     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from __________ to _________

                          Commission file number 1-8993

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          FOLKSAMERICA HOLDING COMPANY
                       401(K) SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                                 28 Gates Street
                    White River Junction, Vermont 05001-7066
                                 (802) 295-4500

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                                EXPLANATORY NOTE

         This Annual Report on Form 11-K is being filed so that it may be incorporated by reference into a Registration Statement on Form S-8 which White
Mountains Insurance Group, Ltd. is filing with respect Common Shares, $1.00 par value per share, of White Mountains Insurance Group, Ltd. issuable under the Plan.

                                INFORMATION FILED

         The following financial statements and exhibit are filed with, and included in, this Report:

         A.       Financial statements for the Plan consisting of:

                  1. Report of Independent Accountants;

                  2. Statements of Net Assets Available for Plan Benefits as of
                     December 31, 2001 and 2000;

                  3. Statements of Changes in Net Assets Available for Plan
                     Benefits for the years ended December 31, 2001 and 2000;

                  4. Notes to Financial Statements;

                  5. Schedule of Assets Held at End of Year as of December 31,
                     2001;

                  6. Schedule of Reportable Transactions for the year ended
                     December 31, 2001; and

         B.       Consent of Independent Accountants

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                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Folksamerica Holding Company
                                401(k) Savings and Investment Plan (the "Plan")

Date: June 24, 2002             By: /s/ Steven E. Fass
                                    -------------------------------------------
                                    Name: Steven E. Fass
                                    Title: Member - Plan Investment
                                           Committee

                                and: /s/ Michael E. Tyburski
                                     ------------------------------------------
                                     Name: Michael E. Tyburski
                                     Title: Member - Plan Investment
                                            Committee

                                and: /s/ Diane Tuffey
                                     ------------------------------------------
                                     Name: Diane Tuffey
                                     Title: Member - Plan Investment
                                            Committee

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                                  EXHIBIT INDEX
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
EXHIBIT NUMBER             DESCRIPTION
     (A)                   Financial statements for the Plan consisting of:

                           1. Report of Independent Accountants;

                           2. Statement of Net Assets Available For Plan
                              Benefits as of December 31, 2001 and 2000;

                           3. Statement of Changes in Net Assets Available for
                              Plan Benefits for the years ended December 31, 2001 and 2000;

                           4. Notes to Financial Statements;

                           5. Schedule of Assets Held at End of Year as of
                              December 31, 2001;

                           6. Schedule of Reportable Transactions for the year
                              ended December 31, 2001; and

     (B)                   Consent of Independent Accountants
